SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

MESA ENERGY HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

590658 10 5
(CUSIP Number)

Willie Willard Powell 5220 Spring Valley Road, Suite 525 Dallas, Texas 75254
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 590658 10 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Willie Willard Powell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 8,883,833
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 8,883,833
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,883,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.0001 per share (the "Common Stock"), of Mesa Energy Holdings, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 5220 Spring Valley Road, Suite 525, Dallas, Texas 75254.

Item 2. Identity and Background

(a) This statement is filed by Willie Willard Powell (the “Reporting Person”);

(b) The principal business address of the Reporting Person is c/o Mesa Energy Holdings, Inc., 5220 Spring Valley Road, Suite 525, Dallas, Texas 75254;

(c) The Reporting Person is the Executive Vice President of the Issuer;

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof were or are subjects to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations

8,273,833 shares of Common Stock held by the Reporting Person were issued to him pursuant to the Membership Interest Purchase Agreement among the Issuer, Tchefuncte Natural Resources LLC (“TNR”), David L. Freeman, Carolyn Monica Greer and the Reporting Person dated June 1, 2011 in exchange for the Reporting Person’s 33.33% of Membership Interests of TNR.  600,000 shares of Common Stock held by the Reporting Person were issued to him to settle an outstanding promissory note in the amount of $75,000.  10,000 shares of Common Stock held by the Reporting Person were issued to him as consideration for providing a personal guaranty to Resource Bank to secure various loans remaining at that bank.

Item 4. Purpose of Transaction

The Reporting Person acquired the shares of Common Stock for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer.  In connection with the acquisition of the shares of Common Stock, the Reporting Person was appointed the Executive Vice President of the Issuer.

Except as otherwise described herein, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The Reporting Person beneficially owns 8,883,833 shares or 11.7% of Common Stock. All percentages set forth in this Schedule 13D are calculated based on 75,991,457 shares of Common Stock outstanding as of August 3, 2011, as per the records of the transfer agent of the Issuer.  The Reporting Person has the sole power to vote or dispose of all of the shares of Common Stock he beneficially owns.

Except as otherwise described herein, the Reporting Person has not effected any transactions with respect to the Common Stock in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 15, 2011

By:	/s/ Willie Willard Powell
Willie Willard Powell